UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated May 2, 2016 titled “GeoPark Announces Reporting Date for First Quarter 2016 Financial Results Conference Call and Webcast”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES REPORTING DATE FOR FIRST QUARTER 2016 FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

Santiago, Chile – May 2, 2016 -- GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, will report its first quarter 2016 financial results on Monday, May 9, 2016 after the market close.

In conjunction with the first quarter results press release, GeoPark’s management will host a conference call on Tuesday, May 10, 2016 at 10:00 am (Eastern Daylight Time) to discuss these first quarter 2016 financial results.

Participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com or to listen click here.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 5401604

The conference call will also be simultaneously broadcast live via webcast. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact: INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

____________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

MEDIA:
Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 2, 2016